SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


(Mark One)



[ ]  Annual  report pursuant to Section 15(d) of the Securities Exchange  Act of
     1934

[X] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from August 1, 1998 to December 31, 1998

     Commission file number: 333-69713

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Delco Remy America Personal Savings Plan for
          Hourly-Rate Employees in the United States(1)

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Delco Remy International, Inc.
          2902 Enterprise Drive
          Anderson, Indiana 46013














(1) Effective as of August 1, 1998, the "Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States" changed from a fiscal plan year ending July 31 to a calendar plan year ending December 31. Because the initial Form 11-K filing was filed concurrently with the Form S-8 Registration Statement for the Plan on or about December 23, 1998, this transitional report was required for the short plan year ending December 31, 1998.

REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Report of Independent Auditors

                  Statement of Net Assets Available for Benefits

                  Statement of Changes in Net Assets Available for Benefits

                  Notes to Financial Statements

                  Schedule of Assets Held for Investment Purposes

                  Schedule of Reportable Transactions

B.       Exhibits

                  Consent of Independent Auditors

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                  Delco Remy America Personal Savings Plan for
                                  Hourly-Rate Employees in the United States(2) (Name of Plan)


Date June 29, 1999                Delco Remy America, Inc., Administrator


                                  By:   /s/ Roderick English
                                      -----------------------------------------
                                        Roderick English, Senior Vice President
                                        Human Resources and Communications















(2)  See footnote 1, above.

Financial Statements and Schedules

The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States

Five months ended December 31, 1998
and years ended July 31, 1998 and 1997
with Report of Independent Auditors

The Delco Remy America Personal Savings Plan for
Hourly-Rate Employees in the United States

Financial Statements and Schedules

Five months ended December 31, 1998 and years ended July 31, 1998 and 1997




Contents


Report of Independent Auditors .......................................1


Financial Statements

Statements of Net Assets Available for Benefits.......................2
Statements of Changes in Net Assets Available for Benefits............4
Notes to Financial Statements.........................................7

Schedules

Schedule of Assets Held for Investment Purposes......................13
Schedule of Reportable Transactions..................................14

Report of Independent Auditors


Plan Administrator
The Delco Remy America Personal Savings Plan for
Hourly-Rate Employees in the United States

We have audited the accompanying statements of net assets available for benefits of the Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States as of December 31, 1998 and July 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the five months ended December 31, 1998 and the years ended July 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and July 31, 1998 and 1997 and the changes in its net assets available for benefits for the five months ended December 31, 1998 and the years ended July 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the five months then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                        /s/ Ernst & Young LLP


May 21, 1999

The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States

Statement of Net Assets Available for Benefits, with Fund Information


                       December 31, 1998
                       Fund Information
                       -------------------------------------------------------------------------------------------------------------
                       Vanguard    Vanguard
                       Money       Fixed
                       Market      Income
                       Prime       Securities                             Fidelity
                       Portfolio   Short-Term   Fidelity     Vanguard     Emerging     Fidelity   Templeton
                       Reserves,   Corporate    Balanced     Index 500    Growth       Contra     Foreign
                       Inc.        Portfolio    Fund         Trust        Fund         Fund       Fund        Loan Fund   Total
                       -------------------------------------------------------------------------------------------------------------
Assets:
Investments, at
 fair value:           $2,697,652  $376,212     $1,482,791   $3,695,901   $2,687,978   $401,079   $112,225    $508,941   $11,962,779

Net assets available   -------------------------------------------------------------------------------------------------------------
 for benefits          $2,697,652  $376,212     $1,482,791   $3,695,901   $2,687,978   $401,079   $112,225    $508,941   $11,962,779
                       =============================================================================================================


See accompanying notes.

The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States

Statement of Net Assets Available for Benefits, with Fund Information
                                               July 31, 1998
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Assets:
Investments, at fair value:                    $2,561,671        $319,475      $1,382,429     $3,614,451     $2,383,541    $ 352,011
Participant contribution receivable                     -               -               -              -              -            -
                                               -------------------------------------------------------------------------------------
Net assets available for benefits              $2,561,671        $319,475      $1,382,429     $3,614,451     $2,383,541    $ 352,011
                                               =====================================================================================


                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ------------------------------------------------------------
Assets:
Investments, at fair value:                    $ 124,383         $ 434,227      $       -       $11,172,188
Participant contribution receivable                    -                 -         74,713            74,713

                                               ------------------------------------------------------------
Net assets available for benefits              $ 124,383         $ 434,227      $  74,713       $11,246,901
                                               ============================================================

                                               July 31, 1997
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------

Assets:
Investments, at fair value:                    $2,791,887        $252,244      $963,126       $2,274,089    $ 1,537,641    $ 206,182
Participant contribution receivable                     -               -             -                -              -            -
                                               -------------------------------------------------------------------------------------
                                                2,791,887         252,244       963,126        2,274,089      1,537,641      206,182

Liabilities:
Refund of participant contributions payable             -               -             -                -              -            -

                                               -------------------------------------------------------------------------------------
Net assets available for benefits              $2,791,887        $252,244      $963,126       $2,274,089    $ 1,537,641    $ 206,182
                                               =====================================================================================

                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ----------------------------------------------------------------

Assets:                                        $ 117,754         $ 274,381         $      -        $ 8,417,304
Investments, at fair value:                            -                 -           74,713             74,713
Participant contribution receivable            ----------------------------------------------------------------
                                                 117,754           274,381           74,713          8,492,017
Liabilities:
Refund of participant contributions payable
                                                       -                 -          (68,129)           (68,129)

Net assets available for benefits              ----------------------------------------------------------------
                                               $ 117,754         $ 274,381         $  6,584        $ 8,423,888
                                               ================================================================


See accompanying notes.

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                               Five months ended December 31, 1998
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Additions:
     Employee voluntary contributions          $  182,984        $  35,302     $  118,850     $  233,110    $  152,275     $ 38,399
     Rollover Contributions                             -                -          2,149         14,732        14,732            -
     Interest and dividends                        55,776            8,813        118,381         35,367       157,416            8
                                               -------------------------------------------------------------------------------------
Total additions                                   238,760           44,115        239,380        283,209       324,423       38,407

Deductions:
     Benefits paid to participants                235,409           22,731        148,611        272,681       234,171       26,120
     Administrative expenses                        3,256              438          1,707          4,305         2,818            -
                                               -------------------------------------------------------------------------------------
Total deductions                                  238,665           23,169        150,318        276,986       236,989       26,120
                                               -------------------------------------------------------------------------------------
                                                       95           20,946         89,062          6,223        87,434       12,287

Interfund transfers                               135,886           35,299         18,165       (223,517)       37,556       (3,026)
Net appreciation (depreciation) in fair
     value of  investments                              -              492         (6,865)       298,744       179,447       39,807
                                               -------------------------------------------------------------------------------------
Net increase (decrease)                           135,981           56,737        100,362         81,450       304,437       49,068
Net assets available for benefits:
     Beginning of period                        2,561,671          319,475      1,382,429      3,614,451     2,383,541      352,011
                                               -------------------------------------------------------------------------------------
     End of period                             $2,697,652        $ 376,212     $1,482,791     $3,695,901    $2,687,978     $401,079
                                               =====================================================================================


                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ------------------------------------------------------------

Additions:                                     $  21,639         $      -       $       -        $  782,559
     Employee voluntary contributions              7,010                -               -            38,623
     Rollover Contributions                       12,416           14,272               -           402,449
     Interest and dividends                    ------------------------------------------------------------
                                                  41,065           14,272               -         1,223,631
Total additions

Deductions:                                        5,071           41,770               -           986,564
     Benefits paid to participants                     -                -               -            12,524
     Administrative expenses                   ------------------------------------------------------------
                                                   5,071           41,770               -           999,088
Total deductions                               ------------------------------------------------------------
                                                  35,994          (27,498)              -           224,543

                                                 (27,862)         102,212         (74,713)                -
Interfund transfers
Net appreciation (depreciation) in fair          (20,290)                               -           491,335
     value of  investments                     ------------------------------------------------------------
                                                 (12,158)          74,714         (74,713)          715,878
Net increase (decrease)
Net assets available for benefits:               124,383          434,227          74,713        11,246,901
     Beginning of period                       ------------------------------------------------------------
     End of period                             $ 112,225         $508,941       $       -       $11,962,779
                                               ============================================================

See accompanying notes

The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States

Statement of Changes in Net Assets Available for Benefits, with Fund Information


                                               Year ended July 31, 1998
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Additions:
     Employee voluntary contributions          $  770,617        $ 136,548     $  393,933     $  848,076    $  546,101     $119,650
     Rollover Contributions                        24,409              730         10,903         14,595        13,444          622
     Interest and dividends                       144,204           19,191        129,058         58,853       358,283          304
                                               -------------------------------------------------------------------------------------
Total additions                                   939,230          156,469        533,894        921,524       917,828      120,576

Deductions:
     Benefits paid to participants                698,314          122,743        114,191        311,813       159,133       75,888
     Administrative expenses                        6,612              709          2,818          6,896         4,574            -
                                               -------------------------------------------------------------------------------------
Total deductions                                  704,926          123,452        117,009        318,709       163,707       75,888
                                               -------------------------------------------------------------------------------------
                                                  234,304           33,017        416,885        602,815       754,121       44,688

Interfund transfers                              (464,520)          34,264        (29,441)       279,754         7,990       51,700
Net appreciation (depreciation) in fair
     value of  investments                              -              (50)        31,859        457,793        83,789       49,441
                                               -------------------------------------------------------------------------------------
Net increase (decrease)                          (230,216)          67,231        419,303      1,340,362       845,900      145,829
Net assets available for benefits:
     Beginning of year                          2,791,887          252,244        963,126      2,274,089     1,537,641      206,182
                                               -------------------------------------------------------------------------------------
     End of year                               $2,561,671        $ 319,475     $1,382,429     $3,614,451    $2,383,541     $352,011
                                               =====================================================================================


                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               ------------------------------------------------------------
Additions:
     Employee voluntary contributions          $  78,306         $      -       $ 74,713        $ 2,967,944
     Rollover Contributions                        2,118                -              -             66,821
     Interest and dividends                       12,298           26,878              -            749,069
                                               ------------------------------------------------------------
Total additions                                   92,722           26,878         74,713          3,783,834

Deductions:
     Benefits paid to participants                28,368           33,221              -          1,543,671
     Administrative expenses                           -                -              -             21,609
                                               ------------------------------------------------------------
Total deductions                                  28,368           33,221              -          1,565,280
                                               ------------------------------------------------------------
                                                  64,354           (6,343)        74,713          2,218,554

Interfund transfers                              (39,352)         166,189         (6,584)                 -
Net appreciation (depreciation) in fair
     value of  investments                       (18,373)               -              -            604,459
                                               ------------------------------------------------------------
Net increase (decrease)                            6,629          159,846         68,129          2,823,013
Net assets available for benefits:
     Beginning of year                           117,754          274,381          6,584          8,423,888
                                               ------------------------------------------------------------
     End of year                               $ 124,383         $434,227       $ 74,713       $ 11,246,901
                                               ============================================================

See accompanying notes

The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                               Year ended July 31, 1997
                                               Fund Information
                                               -------------------------------------------------------------------------------------
                                                                 Vanguard
                                               Vanguard          Fixed
                                               Money             Income
                                               Market            Securities
                                               Prime             Short-Term    Fidelity       Vanguard      Fidelity       Fidelity
                                               Portfolio         Corporate     Balanced       Index 500     Emerging       Contra
                                               Reserves, Inc.    Portfolio     Fund           Trust         Growth Fund    Fund
                                               -------------------------------------------------------------------------------------
Additions:
       Employee voluntary contributions        $  890,551        $ 112,693     $ 305,739      $  571,002    $  492,978     $  68,293
       Rollover Contributions                     525,325           31,000        52,952         196,130       135,901        19,206
       Interest and dividends                     148,535           11,495        33,225          31,681         3,556           286
                                               -------------------------------------------------------------------------------------
Total additions                                 1,564,411          155,188       391,916         798,813       632,435        87,785

Deductions:
       Benefits paid to participants            1,025,173           35,626       168,340         211,030       171,321        19,938
       Administrative expenses                      6,171              443         1,540           3,188         2,628             -
       Participant contribution refunds                 -                -             -               -             -             -
                                               -------------------------------------------------------------------------------------
Total deductions                                1,031,344           36,069       169,880         214,218       173,949        19,938
                                               -------------------------------------------------------------------------------------
                                                  533,067          119,119       222,036         584,595       458,486        67,847

Interfund transfers                              (423,470)         (24,050)      (29,201)        282,666      (153,998)      103,524
Net appreciation in fair
       value of  investments                            -            3,027       182,616         596,913       367,412        34,811
                                               -------------------------------------------------------------------------------------
Net increase                                      109,597           98,096       375,451       1,464,174       671,900       206,182
Net assets available for benefits:
       Beginning of year                        2,682,290          154,148       587,675         809,915       865,741             -
                                               -------------------------------------------------------------------------------------
       End of year                             $2,791,887        $ 252,244     $ 963,126      $2,274,089    $1,537,641     $ 206,182
                                               =====================================================================================




                                               Templeton
                                               Foreign                          Temporary
                                               Fund              Loan Fund      Fund            Total
                                               -----------------------------------------------------------
Additions:
       Employee voluntary contributions        $  49,042         $       -      $ 74,713        $2,565,011
       Rollover Contributions                     19,276                 -             -           979,790
       Interest and dividends                        532            17,876             -           247,186
                                               -----------------------------------------------------------
Total additions                                   68,850            17,876        74,713         3,791,987

Deductions:
       Benefits paid to participants              14,710            49,625             -         1,695,763
       Administrative expenses                         -                 -             -            13,970
       Participant contribution refunds                -                 -        68,129            68,129
                                               -----------------------------------------------------------
Total deductions                                  14,710            49,625        68,129         1,777,862
                                               -----------------------------------------------------------
                                                  54,140           (31,749)        6,584         2,014,125

Interfund transfers                               50,037           194,492             -                 -
Net appreciation in fair
       value of  investments                      13,577                 -             -         1,198,356
                                               -----------------------------------------------------------
Net increase                                     117,754           162,743         6,584         3,212,481
Net assets available for benefits:
       Beginning of year                               -           111,638             -         5,211,407
                                               -----------------------------------------------------------
       End of year                             $ 117,754         $ 274,381      $  6,584        $8,423,888
                                               ===========================================================




See accompanying notes

The Delco Remy American Personal Savings Plan for
Hourly-Rate Employees in the United States

Notes to Financial Statements

December 31, 1998

1. Significant Accounting Policies

Investments

Investments are maintained at Keycorp Investment Management and Trust Services ("Trustee"). Investments in mutual funds are valued at fair value based on the quoted market price as of the most recent valuation date at the end of the plan year. Participant loans are valued at fair value which is estimated. Dividends on mutual funds are recorded as investment income on the date received.

Investment options, which invest in mutual funds as described below, are available to participants as follows:

o    Vanguard  Money  Market  Prime  Portfolio  Reserves - This fund  invests in
     Treasury Bills, commercial paper, certificates of deposit and other short-term securities with an average maturity of less than four months.

o Vanguard Fixed Income Securities Short-Term Corporate Portfolio Fund - This fund invests in high quality, short-term bonds with an average maturity between one and three years.

o Fidelity Balanced Fund - This fund invests in common stocks and corporate, government and agency bonds.

o Vanguard Index 500 Trust - This fund invests in common stocks of large companies.

o Fidelity Emerging Growth Fund - This fund invests primarily in stocks of developing companies that have demonstrated or are expected to achieve rapid growth in earnings and/or revenues.

The Delco Remy American Personal Savings Plan for
Hourly-Rate Employees in the United States

Notes to Financial Statements (continued)


1. Significant Accounting Policies (continued)

o Fidelity Contra Fund - This fund invests primarily in stocks of smaller companies that are undervalued.

o Templeton Foreign Fund - This fund invests primarily in stocks of international companies consistency of bonds and other long-term debt instruments.

The Temporary Fund serves an administrative function that temporarily holds funds received into the Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States (Plan) but not yet specifically allocated into the appropriate investment fund due to timing. Interest earned in this fund is allocated back to the other funds.

Administrative Expenses

Cash management fees are paid by the Plan. All other administrative expenses are paid by Delco Remy America, Inc. ("Company").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of Plan

The Plan is a defined contribution plan which was established effective August 1, 1994 to provide retirement and other benefits to participants. The Plan covers substantially all hourly employees of the Company, who have attained seniority, which is defined in the applicable collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees may make voluntary contributions to their account through periodic payroll deductions at rates from 1% to 25% of gross pay. In addition, participants may elect to contribute from 1% to 100% of their share of the Company profit sharing distribution. The profit sharing contribution and payroll deductions combined cannot exceed the maximum contribution limitations established annually by the Internal Revenue Service.

Participants may designate that their contributions be deposited in any of seven
investment   options   designated   by  the  Plan   administrator.   Participant
contributions vest immediately.

A participant may make a complete or partial hardship withdrawal of amounts held in his or her account. The withdrawal must be necessary in light of immediate and heavy financial needs of the participant. During the twelve months following a withdrawal, employee contributions are suspended.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or one-half of the vested account balance. Loans bear interest at the Plan Trustee's prime rate. Payments on the outstanding loans must be made at least quarterly and the repayment period can range from twelve months to five years, unless the loan is for the purchase or construction of the participant's principle residence, in which case the repayment period is ten years.

The Company has the right to amend or terminate the Plan.

More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the Plan Administrator.

3. Investments

During the five months ended December 31, 1998 and the years ended July 31, 1998 and 1997, the Plan's investments in the various funds (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as presented in the following table. The fair value of individual investments that represent 5% of more of plan assets are separately identified.

                                                         Net Appreciation
                                                         (Depreciation)
                                                         in Fair Value During         Fair Value at
                                                         Period                       End of Period
                                                         -------------------------------------------------
Five months ended  December 31, 1998:
  Fair value as determined by quoted market
   prices:
       Mutual funds:
         Vanguard Money Market Prime
              Portfolio Reserves, Inc.                   $                   -    $          2,697,652
         Vanguard Index 500 Trust                                      298,744               3,695,901
         Fidelity Emerging Growth Fund                                 179,447               2,687,978
         Fidelity Balanced Fund                                         (6,865)              1,482,791
         Fidelity Contra Fund                                           39,807                 401,079
         Templeton Foreign Fund                                        (20,290)                112,225
         Vanguard Fixed Income Securities
               Short-Term Corporate Portfolio                              492                 376,212
   Fair value estimated:
         Participant loans                                                   -                 508,941
                                                         -------------------------------------------------
                                                         $             491,335    $         11,962,779
                                                         =================================================
Year ended July 31, 1998:
 Fair value as determined by quoted market prices:
       Mutual funds:
         Vanguard Money Market Prime
              Portfolio Reserves, Inc.                   $                   -    $          2,561,671
         Vanguard Index 500 Trust                                      457,793               3,614,451
         Fidelity Emerging Growth Fund                                  83,789               2,383,541
         Fidelity Balanced Fund                                         31,859               1,382,429
         Fidelity Contra Fund                                           49,441                 352,011
         Templeton Foreign Fund                                        (18,373)                124,383
         Vanguard Fixed Income Securities
               Short-Term Corporate Portfolio                              (50)                319,475
   Fair value estimated:
         Participant loans                                                   -                 434,227
                                                         -------------------------------------------------
                                                         $              604,459   $         11,172,188
                                                         =================================================

                                                            Net Appreciation
                                                            (Depreciation)
                                                            in Fair Value During       Fair Value at
                                                            Period                     End of Period
                                                           -----------------------------------------------
Year ended July 31, 1997:
 Fair value as determined by quoted market prices:
       Mutual funds:
         Vanguard Money Market Prime
              Portfolio Reserves, Inc.                     $                   -       $       2,791,887
         Vanguard Index 500 Trust                                        596,913               2,274,089
         Fidelity Emerging Growth Fund                                   367,412               1,537,641
         Fidelity Balanced Fund                                          182,616                 963,126
         Fidelity Contra Fund                                             34,811                 206,182
         Templeton Foreign Fund                                           13,577                 117,754
         Vanguard Fixed Income Securities
               Short-Term Corporate Portfolio                              3,027                 252,244
   Fair value estimated:
         Participant loans                                                     -                 274,381
                                                           ===============================================
                                                           $           1,198,356       $       8,417,304
                                                           ===============================================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 21, 1998 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Year 2000 (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be year 2000 compliant by mid 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

6. Subsequent Event

The Plan has elected to change the trustee effective January 1, 1999.

Schedules

The Delco Remy America Personal Savings Plan for Hourly-Rate Employees in the United States

Line 27a - Schedule of Assets Held for Investment Purposes

December 31, 1998

EIN: 35-1909405
Plan Number: 002
(b)                                             (c)                       (d)               (e)
                                                Description of
                                                Investment
                                                Including Maturity
                                                Date, Rate of
Identity of Issue, Borrower,                    Interest, Par or                            Current
Lessor, or Similar Party                        Maturity Value            Cost              Value
-------------------------------------------------------------------------------------------------------

Mutual Funds:
    Vanguard Money Market Prime
      Portfolio Reserves, Inc.                  2,697,652 units           $ 2,697,652       $ 2,697,652
    Vanguard Index 500 Trust                       32,435 units             2,693,919         3,695,901
    Fidelity Emerging Growth Fund                  84,607 units             2,195,227         2,687,978
    Fidelity Balanced Fund                         90,635 units             1,340,498         1,482,791
    Fidelity Contra Fund                           20,447 units               297,902           401,079
    Templeton Foreign Fund                         13,376 units               133,105           112,225
    Vanguard Fixed Income Securities
      Short-Term Corporate Portfolio               34,706 units               375,075           376,212
                                                                        -------------------------------
                                                                            9,733,379        11,453,838

    Participant loans                           Terms from 1 to 5
                                                years with interest
                                                rates ranging from
                                                9.25% to 10%                        -           508,941
                                                                        -------------------------------
                                                                          $ 9,733,379       $11,962,779
                                                                        ===============================

The Delco Remy America Personal Savings Plan for Hourly Rate Employees in the United States

Line 27d - Schedule of Reportable Transactions

Five months ended December 31, 1998
EIN: 35-1909405
Columns (e) and (f) not used as they are not applicable. Plan Number: 002
                                                                                                      (h)
                                                                                                      Current
                                                                                                      Value
                                                             (c)             (d)          (g)         of Asset on        (i)
(a)                                (b)                       Purchase        Selling      Cost        Transaction        Net
Identity of Party Involved         Description of Asset      Price           Price        of Asset    Date               Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)

Vanguard Money Market Prime        Mutual fund
  Portfolio Reserves, Inc.         Purchases                 $ 685,921       $      -     $ 685,921   $ 685,921          $      -
                                   Sales                             -        559,351       559,351     559,351                 -

Vanguard Index 500 Trust           Mutual fund
                                   Purchases                   417,909              -       417,909     417,909                 -
                                   Sales                             -        635,698       523,387     635,698           112,311

Fidelity Emerging Growth Fund      Mutual fund
                                   Purchases                   556,152              -       556,152     556,152                 -
                                   Sales                             -        432,125       388,834     432,125            43,291

Category:
(i) Single transactions in excess of 5% of plan assets. (ii) Series of transactions other than securities transactions.
(iii)  Series of securities transactions.
(iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%.

Note:  There were no category (i), (ii), or (iv) transactions.